Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-255446-04

NORTHERN STATES POWER COMPANY

(a Minnesota corporation)

$800,000,000 5.10% FIRST MORTGAGE BONDS, SERIES DUE MAY 15, 2053

Issuer:	Northern States Power Company (a Minnesota corporation)

Issue Format:	SEC Registered

Expected Ratings*:	Aa3/A/A+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Security Type:	First Mortgage Bonds

Pricing Date:	May 1, 2023

Settlement Date:	May 8, 2023 (T+5)

Principal Amount:	$800,000,000

Maturity Date:	May 15, 2053

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2023

Reference Benchmark Treasury:	4.000% due November 15, 2052

Benchmark Treasury Price:	103-17+

Benchmark Treasury Yield:	3.799%

Spread to Benchmark Treasury:	+135 bps

Yield to Maturity:	5.149%

Coupon:	5.10%

Price to the Public:	99.254% of the principal amount

Net Proceeds to Issuer:	$787,032,000 (after deducting the underwriting discount but before transaction expenses)

Make-Whole Call:	Prior to November 15, 2052 (the par call date), T+25 bps (calculated to the par call date)

Par Call:	On or after November 15, 2052, at par

CUSIP/ISIN:	665772 CX5 / US665772CX54

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. Citigroup Global Markets Inc. Mizuho Securities USA LLC U.S. Bancorp Investments, Inc. BNY Mellon Capital Markets, LLC

Co-Managers:	Bancroft Capital, LLC Cabrera Capital Markets LLC C.L. King & Associates, Inc. RBC Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, CIBC World Markets Corp. toll-free at 1-800-282-0822, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.